Tim Corbett

Partner

+44.20.3201.5690

tim.corbett@morganlewis.com

October 11, 2018

Securities and Exchange Commission

Office of Global Security Risk

Attention: Cecilia Blye

100 F Street, N.E.

Washington, D.C. 20549

Re:Yandex N.V.

20-F Fiscal Year Ended December 31, 2017

Filed March 27, 2018

File No. 1-35173

Ladies and Gentlemen:

On behalf of Yandex N.V. ("Yandex" or the "Company"), we are responding to the comments contained in your letter dated September 25, 2018 to Arkady Volozh, Chief Executive Officer of the Company.

The responses contained below are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in your letter.

General

1.The flights.Yandex.com website offers flights serving North Korea and Sudan. Additionally,

we are aware of news reports indicating that Yandex.Market was chosen by Samsung to become the main platform to search for goods using Bixby, and that Bixby’s voice capabilities have expanded to more than 200 countries, including Syria.

North Korea, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of these contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and

Morgan, Lewis & Bockius UK LLP

Condor House

5-10 St. Paul’s Churchyard

London EC4M 8AL+44.20.3201.5000

United Kingdom+44.20.3201.5001

Morgan, Lewis & Bockius UK LLP is a limited liability partnership registered in England and Wales under number OC378797 with its registered office at Condor House, 5-10 St. Paul’s Churchyard, London EC4M 8AL and is a law firm authorised and regulated by the Solicitors Regulation Authority, whose rules can be accessed at rules.sra.org.uk. Our SRA authorisation number is 615176. We use the word “partner” to refer to a member of the LLP. A list of the members of Morgan, Lewis & Bockius UK LLP is available for inspection at the above address. Further information about Morgan Lewis can be found on www.morganlewis.com.

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October 11, 2018

subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:
Introduction

The Company notes the Staff’s comment. The Company confirms that it has robust control policies and procedures the guide the Company’s business. Accordingly, the Company does not (i) have any operations, assets, offices, employees or business partners in, (ii) other than as disclosed below, earn any revenue from sales or services in or with respect to, or (iii) target users in, any of North Korea, Sudan or Syria. Except as noted below, to the Company’s knowledge, it has not had, does not have and does not anticipate having any contact with North Korea, Sudan or Syria (including each of the governments of the foregoing), whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. The Company has no knowledge of any arrangements that its customers or partners may have had, have or anticipate having independent of the Company with respect to North Korea, Sudan or Syria.

Specific Services

Below we provide further information on the Company’s advertising revenue and each of the two services cited in the Staff’s comment:

Advertising Revenue. The Company’s primary source of revenue is advertising. To place advertising, a user (company or individual) creates an account and accepts standard terms and conditions. While creating the account, the user adds, among other things, information about its region. The Company has reviewed its records and determined that it has received no revenue from any companies or individuals originating from North Korea or Sudan. The Company also determined that it has received no revenue from companies originating in Syria but has received payment from one individual who identified his region as Syria when he created his account. The payment for the advertising was made via a third party payment processor (PayPal), for which reason the Company cannot positively identify if this payment was actually made from Syria. The amount received is approximately US$ 200 in revenue, which is immaterial to the Company’s advertising revenue and the Company’s revenue as a whole.

Yandex.flights. The Company’s services are accessible via several websites. The principal source of traffic to the Company’s services is Yandex.ru, a Russian-based, Russian-language website, which is primarily targeted to Russian users. The Company also receives traffic to its services via Yandex.com, and English-language website; traffic from Yandex.com to all of the Company’s services represents substantially less than 1% of overall traffic and substantially less than 1% of total revenues.

As noted in the Staff’s comment, the Flights.Yandex.com ("Yandex.Flights") service is accessible through the Yandex.com website. Users may search for flights to any destination in the world via Yandex.Flights, and may "click-through" the search results to third-party websites to book tickets. Such flights are offered by third-party agents and airlines ("Yandex.Flights Partners"), and Yandex does not sell flight tickets or make bookings for users, and receives no revenues in respect of sales of any flights booked via this service. Yandex receives nominal revenue from airlines and travel agencies, which pay for clicks generated through the Yandex.Flights service. No Yandex.Flights Partners are located or registered in North Korea, Sudan or Syria. Furthermore, Yandex has no information if users leaving the Company’s website and accessing the third-party website actually book or buy tickets.

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The Yandex.Flights service is an immaterial part of the Company’s overall offerings with limited traffic, while the Company’s revenues associated with click-throughs to flight listings for North Korea and Sudan are negligible to the revenue of Yandex.Flights.

Bixby Virtual Assistant. The Staff also noted that Yandex.Market has been chosen by Samsung as the main platform to search for goods using Samsung’s virtual assistant, Bixby. The Company respectfully notes that this collaboration extends only to the Russian Federation, and enables users of Samsung devices sold in Russia to use Samsung Bixby’s camera capabilities to search for products on the Yandex.Market e-commerce site. The Company notes that Yandex.Market is not available in Syria. Additionally, although the Company has no information with respect to Samsung’s plans for Bixby elsewhere in the world, the Company and Yandex.Market have not planned, are not planning and do not anticipate planning for Yandex.Market to be offered as the main platform to search for goods via Bixby in any other countries, including Syria. The Company and Yandex.Market have not had, do not have and do not anticipate having any revenue, assets or liabilities, which could be earned through Yandex.Market in Syria.

Conclusion

Except as noted above, the Company has not, does not and does not anticipate having any contacts with North Korea, Sudan or Syria. Because of the extremely limited and immaterial nature of the past contact with an individual who identified his region as Syria and the past and current contacts with North Korea and Sudan by third parties via the Company’s websites, the Company does not believe that a reasonable investor would deem such activities or amounts of revenue to be qualitatively important in making an investment decision or would view these extremely limited contacts as having a material impact on the Company’s reputation or resulting in a material change in investor sentiment with respect to the Company.

*****

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding this response letter, please contact the undersigned at +44(0)20.3201.5690 or timothy.corbett@morganlewis.com.

Very truly yours,

TIMOTHY J. CORBETT

cc:Securities and Exchange Commission:

Daniel Leslie

Barbara Jacobs

Yandex N.V.:

Arkady Volozh, Chief Executive Officer

Roman Krupenin, Legal Counsel

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